August 23, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Anne Nguyen Parker

Re:	JayHawk Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 30, 2010
File No. 333-166970

Dear Ms. Nguyen Parker:

We are special counsel to JayHawk Energy, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated August 16, 2010 (the “Comment Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on July 30, 2010 (“Amendment No. 1).  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form S-1 (“Amendment No. 2”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 2 marked to show changes to Amendment No. 1 as filed on July 30, 2010.

General

1.	Please monitor the need to update your financial statements and related disclosure, in accordance with Rule 8-08 of Regulation S-X.

Response:

The Company hereby undertakes to monitor the need to update its financial statements and related disclosure, in accordance with Rule 8-08 of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

2.	We note your statements that the Crosby, North Dakota property area

“…was considered a prime opportunity for exploitation of the reserves attributable to the reservoir as determined by management’s analysis of the Crosby pool and other analogue oil pools within the same depositional fairway of the Crosby pool.  Many of these analogue pools had been successfully developed by other operators and had returned significant additional production and reserves associated with that drilling exploitation.  Corroboration for the development of the pool was also given by the independent engineering assessment performed by McDaniel Associates of Calgary, Alberta, Canada…”

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Please file the consent of McDaniel Associates and provide us with a copy of their assessment.  Please also provide corroboration for the statements regarding the Crosby pool and analogue pools, or delete these statements.

Response:

The consent of McDaniel Associates has been filed as Exhibit 23.4 to Amendment No. 2.  In addition, a copy of McDaniel Associates assessment report is attached hereto as Exhibit A. The Company has removed the statement regarding corroboration by McDaniel Associates in Amendment No. 2.

Cash Flows, Liquidity and Capital Resources, page 15

3.
We note your response to comment 6 of our letter dated June 9, 2010.  We also note your statement given in response to this comment, and in Amendment No. 1 in the third full paragraph on page 15, that states, “As of this writing, June 28, 2010, the Company has…”  As Amendment No. 1 was filed July 30, 2010, please confirm that you have provided the proper date in this sentence or revise your disclosure accordingly.  In addition, we would expect the information in this section to be updated, including to reflect the results for the quarter ended June 30, 2010.

Response:

The Company has updated its Cash Flows, Liquidity and Capital Resources section in Amendment No. 2 to include a discussion as of June 30, 2010

Management, page 18

4.
We note your response to comment 10 from our letter dated June 9, 2010.  In your updated disclosure, you state that Mr. Gorrill “has also served as President, Chief Executive Officer and Treasurer of Star Gold Corp…” Star Gold Corp.’s latest filing on July29, 2010 indicated that Mr. Gorrill is currently serving as a Director as well as the President of Star Gold Corp.  Please revise your disclosure to distinguish between prior and current positions held by officers and directors.  Disclose all directorships, held currently or in the past five years, for each director.

Response:

Mr. Gorrill’s status as a director of Star Gold Corp. was inadvertently omitted from Amendment No. 1.  The Company has revised its disclosure in Amendment No. 2 to disclose his status as a director of Star Gold Corp.  In addition, the Company has revised its disclosure in Amendment No. 2 to distinguish between prior and current positions held by officers and directors.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Exhibits

5.	We note your response to comment 11 from our letter dated June 9, 2010. Please resubmit exhibit 10.8 to provide a legible copy of the agreement with DKTED.

Response:

The Company has re-submitted a legible copy of the agreement with DKTED as Exhibit 10.8 to Amendment No. 2.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-0596.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid

cc:           Lindsay E. Gorrill

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com